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                             June 11, 2024

       Paul A. Romness
       Chief Executive Officer
       OS Therapies Incorporated
       15825 Shady Grove Road, Suite 135
       Rockville, Maryland 20850

                                                        Re: OS Therapies
Incorporated
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 7, 2024
                                                            File No. 333-279839

       Dear Paul A. Romness:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Index to Financial Statements
       Balance Sheet, page F-2

   1. Please revise the presentation of your equity shares in the March 31, 2024 and December
                                                        31, 2023 financial
statements and elsewhere in your filing to retrospectively restate the number of shares to
reflect the reverse split. Refer to the guidance in SAB Topic 4C and
                                                        FASB ASC 505-10-S99-4.
Additionally, include disclosures where appropriate in the
                                                        filing confirming that
the reverse stock split has been retrospectively applied for all periods presented
       Notes to the Financial Statements
       Note 8 - Subsequent Events, page F-22

   2.                                                   Please provide
disclosures about the reverse stock split, effected on June 4, 2024, in the subsequent events note
here and as a subsequent note in the notes to the audited financial
 Paul A. Romness
OS Therapies Incorporated
June 11, 2024
Page 2
      statement for the year-ended December 31, 2023.
Report of Independent Registered Public Accounting Firm, page F-23

3. Please have your independent auditor provide a revised audit report to include a dual date for the reverse stock split effected on June 4, 2024 in accordance with PCAOB - Auditor
      Reporting, at paragraph .05 of AS 3110, or explain why a revised audit report is not required.
       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul A. Romness
                                                           Division of
Corporation Finance
Comapany NameOS Therapies Incorporated
                                                           Office of Life
Sciences
June 11, 2024 Page 2
cc:       Spencer G. Feldman
FirstName LastName